SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “ yes ” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press Release

Thomson transfers its Italian tubes activity to Videocon

Paris, France – January 26th 2005 – Thomson (Euronext Paris : 18453 ; NYSE : TMS) today announced an important step in the implementation of its strategy announced on 21st October 2004 to partner its Displays activity. Thomson will transfer its Italian tubes manufacturing facility in Anagni to Videocon, India’s leading manufacturer of consumer electronics and white goods.

Videocon is pursuing an international expansion strategy and will develop its European manufacturing base from the Anagni plant in Italy. The agreement between Thomson and Videocon will therefore enable the progressive development of new manufacturing operations at Anagni.

The financial impact of the transaction for Thomson is fully in line with the one-time charge announced on 21st October 2004 to be taken largely against its 2004 results.

This agreement illustrates Thomson’s determination to find a sustainable future for the sites within its Displays business. Thomson has previously announced a strategy of partnerships in Displays, which continues to progress on plan and schedule.

* * *

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems and services to help its Media & Entertainment clients - content creators, content distributors and users of its technology - realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27th, 2005	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer